October 21, 2024

Jeremy Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2023
           Filed November 21, 2023
           File No. 001-04219
Dear Jeremy Smeltser:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing